Issuer Free Writing Prospectus dated July 8, 2009

Filed Pursuant to Rule 433

Registration No. 333-155660

(Relating to Prospectus dated March 23, 2009)

Issuer	Arena Pharmaceuticals, Inc. (NASDAQ: ARNA)

Common stock offered by Arena	12,500,000 shares of common stock.

Upon completion of this offering, we will have 92,624,580 shares of common stock outstanding based on the actual number of shares outstanding as of July 6, 2009, which was 80,124,580, and does not include, as of that date:

•	1,222,050 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $6.98 per share;

•	916,213 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $14.03 per share;

•	28,000,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.42 per share;

•	7,283,823 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $8.95 per share;

•	1,737,750 performance-based restricted stock unit awards outstanding under our 2006 Long-Term Incentive Plan, as amended;

•	6,488,112 shares of common stock available for future issuance under our 2009 Long-Term Incentive Plan;

•	1,412,311 shares of common stock available for future issuance under our 2009 Employee Stock Purchase Plan; and

•	101,669 shares of common stock available for future issuance under our Deferred Compensation Plan.

Public offering price	$4.17 per share.

As adjusted consolidated balance sheet data	Our cash, cash equivalents and short-term investments available for sale was approximately $39.6 million as of June 30, 2009.

As adjusted to give effect to the receipt of approximately $95.6 million in net proceeds (after deducting related expenses) from a $100 million secured loan obtained under a Facility Agreement, dated June 17, 2009, with Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P., Deerfield International Limited, Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited (the “Deerfield Loan”), our cash, cash equivalents and short-term investments available for sale as of June 30, 2009 was approximately $135.2 million.

Use of proceeds	We intend to use the net proceeds from this offering for preclinical and clinical development of our drug candidates, for discovery research for new drug candidates and for general corporate purposes, including working capital. In addition, we may use a portion of the proceeds to acquire drugs or drug candidates, technologies, businesses or other assets.

Following the closing of this offering, we will be required to use $10 million of the net proceeds from this offering to repay an equivalent amount of the outstanding principal of the Deerfield Loan. We must make such payment within one business day following the date we receive the proceeds from this offering. This will satisfy our obligation to repay $10 million of the outstanding principal of the Deerfield Loan in July 2010.

Dilution	After giving effect to the sale of 5,745,591 shares of our common stock to Azimuth Opportunity Ltd., or Azimuth, pursuant to a Common Stock Purchase Agreement dated March 23, 2009, at a price of approximately $2.61 per share, our pro forma net tangible book value, as of March 31, 2009, was approximately $64.8 million, or $0.81 per share of common stock. “Net tangible book value per share” is net tangible book value divided by the total number of common stock shares outstanding.

Based on the public offering price of $4.17 per share, the dilution per share to new investors in this offering will be $2.93, and our pro forma net tangible book value per share will increase by approximately $0.43. Investors purchasing shares of common stock in this offering will contribute approximately 5.8% of the total consideration paid for our outstanding common stock and will own approximately 13.5% of our outstanding common stock following the completion of this offering.

The above discussion does not reflect the impact of the Deerfield Loan, which would increase our net tangible book value and decrease the dilution per share to new investors.

Risk factors	Before you make a decision to invest in our common stock, you should consider carefully the risks described below, and in the section entitled “Risk Factors” contained in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the SEC on May 11, 2009, together with other information in the prospectus to which this issuer free writing prospectus relates, and the information incorporated by reference therein.

Additional Risks Related to Our Business

We have significant indebtedness and debt service obligations as a result of our $100 million secured loan, which may adversely affect our cash flow, cash position and stock price.

We substantially increased our total debt and debt service obligations when we received a $100 million secured loan on July 6, 2009. This loan matures on June 17, 2013, and the outstanding principal accrues interest at a rate of 7.75% per annum, payable quarterly in arrears. The principal is required to be repaid as follows: $10 million in July 2010 (which will be satisfied by our principal payment to be made immediately following this offering), $20 million in July 2011, $30 million in July 2012, and the remainder at maturity. We also may be required to make the scheduled repayments earlier in connection with certain equity issuances. In addition, we are required to make mandatory prepayments of the loan upon certain changes of control and in the event we issue equity securities (other than certain exempted issuances) at a price of less than $2.00 per share.

On or before June 17, 2011, the lender may elect to provide us with an additional loan in a principal amount of up to $20 million under the same terms as the $100 million loan, with the additional loan also maturing on June 17, 2013.

In the future, if we are unable to generate cash from operations sufficient to meet these debt obligations, we will need to obtain additional funds from other sources, which may include one or more financings. However, we may be unable to obtain sufficient additional funds when we need them, on favorable terms or at all. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt-financing arrangements may require us to enter into covenants that would restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to our stockholders or us.

Also, if we are unable to generate cash from operations or obtain additional funds from other sources sufficient to meet these debt obligations, or we need to use existing cash to fund these debt obligations, we may have to delay or curtail some or all of our research, development and commercialization programs or sell or license some or all of our assets. Our indebtedness could have significant additional negative consequences, including, without limitation:

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional funds; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

If an event of default occurs under our loan documents, including in certain circumstances the warrants issued in connection with the loan transaction, the lender may declare the outstanding principal balance and accrued but unpaid interest owed to it immediately due and payable, which would have a material adverse affect on our financial position. We may not have sufficient cash to satisfy this obligation. Also, if a default occurs under our $100 million loan, and we are unable to repay the lender, the lender could seek to enforce its rights under its security interest in substantially all of our assets. If this were to happen, we may lose some or all of our assets in order to satisfy our debt, which could cause our business to fail.

Additional Risks Related to Our Securities

There are a substantial number of shares of our common stock eligible for future sale in the public market, and the sale of these shares could cause the market price of our common stock to fall.

There were 80,124,580 shares of our common stock outstanding as of July 6, 2009. We also had outstanding as of July 6, 2009 a seven-year warrant issued in June 2006 to purchase 916,213 shares of our common stock at an exercise price of $14.03 per share and a seven-year warrant issued in August 2008 to purchase 1,222,050 shares of our common stock at an exercise price of $6.98 per share. Such warrants were adjusted, as a result of certain equity sales following their issuance, to decrease the exercise price and increase the number of shares issuable upon exercise of the warrants. Future equity sales below the pre-defined warrant adjustment price may result in additional adjustments to any such warrants then outstanding.

On July 6, 2009, in connection with our receipt of a $100 million loan, we issued warrants to purchase 28,000,000 shares of our common stock at an exercise price of

$5.42 per share. In addition, in certain circumstances we may be obligated to issue additional warrants to purchase up to 5,600,000 shares of common stock at an exercise price of $5.42 per share. All of these warrants are exercisable until June 17, 2013. We have agreed to file a registration statement covering the resale of all of the shares underlying these warrants.

In addition to our outstanding warrants, as of July 6, 2009, there were (i) options to purchase 7,283,823 shares of our common stock outstanding under our equity incentive plans at a weighted-average exercise price of $8.95, (ii) 1,737,750 performance-based restricted stock unit awards outstanding under our 2006 Long-Term Incentive Plan, as amended, (iii) 6,488,112 additional shares of common stock remaining issuable under our 2009 Long-Term Incentive Plan, (iv) 1,412,311 shares of common stock remaining issuable under our 2009 Employee Stock Purchase Plan, and (v) 101,669 shares of common stock remaining issuable under our Deferred Compensation Plan.

The shares described above, when issued, will be available for immediate resale in the public market. The market price of our common stock could decline as a result of such resales due to the increased number of shares available for sale in the market.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Other than the $10 million of outstanding principal we are required to repay under the Deerfield Loan following our receipt of proceeds from this offering, we have not designated any portion of the net proceeds from this offering to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Intellectual property	As of July 6, 2009, we owned issued patents that cover compositions of matter for lorcaserin and related compounds and methods of treatment utilizing lorcaserin and related compounds in 61 jurisdictions, including the United States, Japan, Germany, France, the United Kingdom, Italy, Spain China, and Canada, and had applications pending in approximately 10 other jurisdictions, of which those with the largest pharmaceutical markets were Brazil and Poland. Based on sales statistics provided by IMS Health, the jurisdictions where lorcaserin patents have been issued accounted for more than 94% of global pharmaceutical sales in 2006, while jurisdictions where lorcaserin patents remain pending accounted for more than 2% of global pharmaceutical sales in that same year. The patent on lorcaserin issued by the United States Patent and Trademark Office is serial number US 6,953,787 and the corresponding patent granted by the European Patent Office is serial number EP 1 411 881 B1. Other of our lorcaserin patent applications, including those directed to the lorcaserin HCl salt, the hemihydrate of the lorcaserin HCl salt as well as its crystalline forms, synthetic routes and intermediates useful in the manufacturing of lorcaserin and pharmaceutical combinations of lorcaserin and phentermine, have all been filed in a lesser number of commercially important jurisdictions. The earliest priority date for the patents on lorcaserin is 2002. The terms of these patents are capable of continuing into 2023 in most jurisdictions without taking into account (i) any patent term adjustment or extension regimes of any country or (ii) any additional term of exclusivity we might obtain by virtue of the later filed patent applications.

As of July 6, 2009, we owned, in part or in whole, or had exclusively licensed the following patents: 31 in the United States, 7 in Japan, 19 in Germany, 19 in France, 19 in the United Kingdom, 17 in Italy, 17 in Spain, 2 in Canada, 7 in China, and

approximately 626 in other jurisdictions. In addition, as of July 6, 2009, we had approximately 1,173 patent applications before the United States Patent and Trademark Office, foreign patent offices and international patent authorities. These patents and patent applications are divided into 97 distinct families of related patents that are directed to chemical compositions of matter, methods of treatment using chemical compositions, GPCR genes, CART, Melanophore technology, or other novel screening methods. One of our patent families was exclusively in-licensed and contains a single issued patent. Eighty-eight of our patent families, which include a total of about 665 patents and 1,106 patent applications, were invented solely by our employees. Seven of our patent families, which include a total of about 90 patents and 59 patent applications, were the subject of joint inventions by our employees and the employees of other entities. The remaining patent family which includes 8 pending applications and no patents was invented by the employees of a contract research organization and assigned in its entirety to us. There is no assurance that any of our patent applications will issue, or that any of the patents will be enforceable or will cover a drug or other commercially significant product or method. Except for the US patents relating to our Melanophore technology, the term of most of our other current patents commenced, and most of our future patents, if any, will commence, on the date of issuance and terminate 20 years from the earliest effective filing date of the patent application. Since our US Melanophore patents were issued under now superseded rules that provided a patent term of 17 years from the date of issuance, the term of these patents is scheduled to end in 2012. Because the time from filing a patent application relating to our business to the issuance, if ever, of the patent is often more than three years and because any marketing and regulatory approval for a drug often occurs several years after the related patent application is filed, the resulting market exclusivity afforded by any patent on our drug candidates and technologies may be substantially less than 20 years. In the United States, the European Union and some other jurisdictions, patent term extensions are available for certain delays in either patent office proceedings or marketing and regulatory approval processes. However, due to the specific requirements for obtaining these extensions, there is no assurance that our patents will be afforded extensions even if we encounter significant delays in patent office proceedings or marketing and regulatory approval.

Description of capital stock	Our amended and restated certificate of incorporation, as amended, authorizes us to issue 242,500,000 shares of common stock, par value $.0001 per share, and 7,500,000 shares of preferred stock, par value $.0001 per share.

Underwriter	Piper Jaffray & Co.

We have filed a registration statement and a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriter for this offering will arrange to send you the prospectus if you submit a written request to Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by calling toll-free (800) 747-3924. You may also access the prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/ 1080709/000119312509061073/ d424b2.htm